Filed by Ad.Venture Partners, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and Deemed
Filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: Ad.Venture Partners, Inc.
Commission File No.: 000-51456

Contact: Ilan Slasky
Ad.Venture Partners
212-682-5357
ilan@adventurepartnersinc.com

AD.VENTURE PARTNERS ANNOUNCES 180 CONNECT SECOND QUARTER 2007 EARNINGS AND MANAGEMENT PURCHASES OF COMMON STOCK

New York, New York— August 14, 2007 - Ad.Venture Partners, Inc. (“AVP”) (OTCBB: AVPA.OB, AVPAW.OB, AVPAU.OB) announced today that 180 Connect, Inc. (“180 Connect”) has released its earnings for the second quarter ended June 30, 2007. Among the second quarter highlights for 180 Connect were the following:

▪	Revenue grew to $87.9 million, an increase of $12.3 million, or 16.3%, compared to revenue of $75.6 million for the second quarter of 2006.

▪	EBITDA from continuing operations(1) was $3.8 million, an increase of $1.6 million, or 71.5% compared to $2.2 million for the second quarter of 2006.

▪	180 Connect also maintained its guidance for fiscal 2007 revenue of $365 million to $375 million and EBITDA from continuing operations(1) to be in the range of $24 million to $26 million.

In addition, on August 8, 2007, AVP’s officers and directors purchased 1,195,193 shares of AVP common stock.

As previously announced, AVP has set August 24, 2007 as the date of the special meeting of its stockholders at which the arrangement with 180 Connect will be voted upon. The meeting will be held at 10:00 a.m. at the offices of Cooley Godward Kronish LLP in New York. Shareholders and optionholders of 180 Connect have previously voted 90% in favor of the resolution approving the arrangement of 180 Connect with AVP under the Canada Business Corporations Act. The arrangement remains subject to approval by stockholders of AVP and the Court of Queen's Bench of Alberta.

Assuming approval by the stockholders of AVP is obtained, 180 Connect is scheduled to make application to the Court of Queen's Bench of Alberta for the hearing of the Petition for the Final Order approving the arrangement on August 24, 2007.

About Ad.Venture Partners, Inc.

Ad.Venture Partners, Inc. is a special purpose acquisition company formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition or other similar business combination, one or more operating businesses in the technology, media or telecommunications industries. In its initial public offering in August of 2005, AVP raised gross proceeds of $54 million and placed $50.4 in a trust account. AVP’s management team has a combined 30 years of experience starting, financing, growing, operating and selling both private and public companies in the technology, media and telecommunications industries.

About 180 Connect Inc.

180 Connect Inc. is one of North America’s largest providers of installation, integration and fulfillment services to the home entertainment, communications and home integration service industries. With more than 4,000 skilled technicians and 750 support personnel based in over 85 operating locations, 180 Connect is well positioned as the only pure play national residential service provider in the market. 180 Connect Inc. shares are traded under the name of 180 Connect Inc. on the TSX under the symbol NCT.U.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties (including statements related to the proposed arrangement of AVP and 180 Connect and the combined companies’ future growth, financial performance, industry trends, growth expectations and service offerings). These statements reflect management's current beliefs and are based on information currently available to management. Forward looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks relating to the consummation of the contemplated arrangement, including the risk that required regulatory clearances or stockholder approvals might not be obtained in a timely manner or at all. Specifically, AVP is required by the terms of its charter to liquidate if it does not consummate a business combination by August 31, 2007, irrespective of the status of such approvals or review. In addition, statements in this press release relating to the operational and financial characteristics of 180 Connect Inc. are subject to risks relating to the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results, the reliance on key customers, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners and other factors which AVP describes in the registration statements and proxy statements filed by AVP with the Securities and Exchange Commission.

Additional Information and Where to Find It

AVP has filed a combined definitive proxy and registration statement on Form S-4 with the Securities and Exchange Commission in connection with the arrangement and will mail a definitive proxy statement to its stockholders containing information about the arrangement. Investors and security holders are urged to read the definitive proxy and registration statement of AVP carefully. The definitive proxy and registration statement contains important information about the companies, the arrangement and related matters. Stockholders can obtain a copy of the definitive proxy and registration statement, without charge, by directing a request to: Ad.Venture Partners, Inc., 360 Madison Avenue, 21st Floor, New York, New York 10017. Investors and security holders can obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov.

AVP and its officers and directors may be deemed to be participating in the solicitation of proxies from the AVP’s stockholders in favor of the approval of the proposed arrangement. Information concerning the AVP’s directors and officers is set forth in the publicly filed documents of AVP. Stockholders may obtain more detailed information regarding the direct and indirect interests of the AVP and its directors and officers in the proposed business combination by reading the proxy and registration statement and other publicly filed documents of AVP regarding the proposed arrangement.

Non-Canadian GAAP Measures:

(1) The term "EBITDA from continuing operations'' refers to income from continuing operations before deducting depreciation, amortization of customer contracts, interest expense, (gain) or loss on sale of investments and of assets, amortization of customer contracts and income tax expense (recovery). EBITDA from continuing operations, as referred to in this news release, is a non-Canadian GAAP measure which does not have any standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Management of 180 Connect believes that EBITDA from continuing operations provides a better assessment of cash flow from 180 Connect's operations by eliminating: (1) the charge for depreciation, amortization and customer contracts which are non-cash expense items and (2) (gain) or loss on sale of investments and assets which are not considered to be in the normal course of operating activity. In addition, financial analysts and investors use a multiple of EBITDA from continuing operations for valuing companies within the same sector, in order to eliminate the differences in accounting treatment from one company to the next. Given that 180 Connect is in a growth stage, the focus on EBITDA from continuing operations gives the reader more insight into the operating capabilities of management of 180 Connect and its utilization of 180 Connect's operating assets. Management of 180 Connect further believes that EBITDA from continuing operations is also the best metric for measuring 180 Connect's valuation. Investors should be cautioned, however, that EBITDA from continuing operations should not be construed as an alternative to income (loss) from continuing operations determined in accordance with Canadian GAAP as an indicator of 180 Connect's performance. The comparative Canadian GAAP measure is net loss from continuing operations. Net loss from continuing operations for the three months ended June 30, 2007 was $3.6 million compared to net loss from continuing operations of $4.3 million in the comparable period for 2006.

Following is a reconciliation of 180 Connect’s EBITDA from continuing operations to net loss from continuing operations:

	Three Months Ended	Three Months Ended
	June 30, 2007	June 30, 2006
EBITDA from continuing operations (1)	3,837,133	2,236,977
Depreciation	2,771,909	3,254,872
Amortization of customer contracts	920,370	939,077
Interest expense	3,236,474	2,312,780
(Gain) loss on sale of investments and assets	427,442	86,291
Income tax expense (recovery)	67,840	(34,000)
Net loss from continuing operations	($3,586,902)	($4,322,043)

Contact:

Ilan Slasky
Ad.Venture Partners
212.682.5357

Devlin Lander
Integrated Corporate Relations
415.292.6855